

July 11, 2011

David Zhang, Esq.
Latham & Watkins
One Exchange Square, 41st Floor
8 Connaught Place, Central
Hong Kong

> **Re:** **Funtalk China Holdings Limited**
> **Amendment No. 1 to Schedule 13E-3**
> **Filed July 5, 2011**
> **File No. 5-85093**

Dear Mr. Zhang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Proxy Statement

Special Factors, page 21

1. We note your response to comment four in our letter dated June 28, 2011. Please summarize and file the preliminary drafts or preliminary financial analysis by either Citi or Merrill Lynch or supplementally provide us with copies for our review. We may have further comment.

Financial Analysis Provided by Citi, page 35

Selected Transactions Analysis, page 37

2. Please disclose whether any of the selected transactions were not consummated. Please similarly revise the Merrill Lynch summary of the precedent squeeze-out premia analysis.

Discounted Cash Flow Analysis, page 37

3. Please revise to disclose the projections used by Citi in its discounted cash flow analysis.

Leveraged Buyout Analysis, page 37

4. Please revise to disclose the underlying data used by Citi in its analysis.

Opinion of the Independent Committee's Financial Advisor, page 40

Discounted Cash Flow Analysis, page 45

5. We note that you refer to information filed as exhibits to the Schedule 13E-3. Please revise your disclosure to describe the underlying data used by Merrill Lynch in its analysis.

Fees and Expenses, page 65

6. We note your response to comment 17 in our letter dated June 28, 2011. We note that you have included "out-of-pocket expenses of advisors" under "Miscellaneous." Please revise to include the "out-of-pocket expenses of advisors" under either legal or financial advisory fees and expenses, as applicable, or advise us.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions